Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Anaplan, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-227798) on Form S-8 of Anaplan, Inc. of our report dated March 29, 2019, with respect to the consolidated balance sheets of Anaplan, Inc. as of January 31, 2019 and 2018, the related consolidated statements of comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2019, and the related notes to the consolidated financial statements, which report appears in the January 31, 2019 annual report on Form 10-K of Anaplan, Inc.

Our report on the consolidated financial statements refers to a change in the method of accounting for revenue due to the adoption of Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

San Francisco, California

March 29, 2019